NO ACT

PE
1-13-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





12025151

January 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-17-12

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
Richard.Witzel@skadden.com

Re: CF Industries Holdings, Inc.

Dear Mr. Witzel:

This is in regard to your letter dated January 13, 2012 concerning the shareholder proposal submitted by the Board of Pensions of the Presbyterian Church (USA) for inclusion in CF Industries' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that CF Industries therefore withdraws its request for a no-action letter from the Division received January 4, 2012 [dated January 3, 2011]. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Rev. William Somplatsky-Jarman
The Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
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RICHARD.WITZEL@SKADDEN.COM

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January 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of the Board of Pensions of the Presbyterian Church (USA) Submitted to CF Industries Holdings, Inc.

Ladies and Gentleman:

We are writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), regarding a request (the "Request"), dated January 3, 2012, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by the Board of Pensions of the Presbyterian Church (USA) (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of stockholders.

We are writing to inform you that, pursuant to a letter ("Proponent's Withdrawal Letter") dated January 10, 2012, the Proponent has informed the Company that the Proponent has withdrawn its request that the Proposal be included in the Proxy Materials. A copy of the Proponent's Withdrawal Letter is attached as Exhibit A. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the Request.

* * *

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

cc: Rev. William Somplatsky-Jarman, Associate for Mission Responsibility Through Investment, the Board of Pensions of the Presbyterian Church (USA)
Douglas C. Barnard, Vice President, General Counsel, and Secretary, CF Industries Holdings, Inc.

Exhibit A

(Attached)



GENERAL ASSEMBLY MISSION COUNCIL

PRESBYTERIAN CHURCH (U.S.A.)

COMPASSION, PEACE AND JUSTICE

Recv'd
1-11-2012
Fed Ex

Via Overnight Delivery

January 10, 2012

Mr. Douglas C. Bernard
Vice President, General Counsel and Secretary
CF Industries
4 Parkway North, Suite 400
Deerfield, IL 60015-2590

Dear Mr. Bernard:

RE: Shareholder Proposal on Sustainability Reporting

This letter is to inform you that the Presbyterian Church (USA) is withdrawing the shareholder proposal on sustainability reporting submitted for consideration at the 2012 annual meeting. We reserve our right to submit a similar proposal for consideration in the future.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Cc: Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

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SHANGHAI
SINGAPORE
SYDNEY
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VIENNA

Securities Exchange Act of 1934,
Rule 14a-8(b)(2)(i) and Rule 14a-8(d)

January 3, 2011

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. We have enclosed the stockholder proposal (the "Proposal") submitted by the Board of Pensions of the Presbyterian Church (USA) (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of stockholders (the "2012 Annual Meeting").

For the reasons set forth below, the Company intends to omit the Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that it will not recommend enforcement action to the Commission if the Proposal is so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the person designated by the Proponent to receive correspondence to inform him of the Company's intent to omit the Proposal from its Proxy Materials.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from its Proxy Materials relating to the 2012 Annual Meeting pursuant to Rule 14a-8(f)(1) because it exceeds the 500-word limitation set forth under Rule 14a-8(d) and because the Proponent did not include a written statement that the Proponent intends to hold common stock of the Company through the date of the 2012 Annual Meeting under Rule 14a-8(b)(2)(i). We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of each of (i) this letter, (ii) the Proposal (attached hereto as Exhibit A) and (iii) a proof of ownership letter, dated December 5, 2011, from The Bank of New York Mellon Corporation, the record holder of the Company's stock (attached hereto as Exhibit B).

Exclusion of the Proposal Pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1)

The Proposal was received by the Company on December 6, 2011. After review, the Company determined that the Proposal exceeded 500 words. Accordingly, the Company sent a letter via facsimile and FedEx to the Proponent on December 7, 2011, which was within 14 calendar days of the Corporation's receipt of the Proposal. The letter notified the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Defect Letter"). We have enclosed a copy of the Defect Letter and the FedEx records confirming delivery thereof to the Proponent on December 8, 2011 (attached hereto as Exhibit C). To date, the Company has not received a response from the Proponent, remedying the 500-word limitation deficiency.

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. Historically, the Staff has interpreted Rules 14a-8(d) and 14a-8(f)(1) strictly in permitting the exclusion of proposals that exceed the 500-word limitation, even if by only a few words. *See, e.g., Amoco Corp.* (January 22, 1997) (excluding a proposal with 503 words). *See also Pool Corp.* (February 17, 2009); *Procter & Gamble Co.* (July 29, 2008); and *Amgen, Inc.* (January 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the revised proposal contained more than 500 words).

The Staff has established clear and unambiguous rules regarding the method for counting words under Rule 14a-8(d). When counting the number of words in a proposal, the Staff has indicated that hyphenated words and compound words should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.*

(February 27, 2000, affirmed on reconsideration, March 13, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained more than 500 words but would have contained less than 500 words if hyphenated words and words separated by "/" were counted as one word). The Staff also has indicated that numbers should be counted as words. *See Aetna Life and Casualty Co.* (January 18, 1995) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that "each numeric entry should be counted as a word for purposes of applying the 500-word limitation"). In addition, in *Intel Corporation* (March 8, 2010), the Staff clarified that pursuant to Rule 14a-8(f) the Division counts "each percent symbol and dollar sign as a separate word" for purposes of determining the 500-word count. Finally, the Staff has stated that a website address counts as one word for purposes of the 500-word limitation. *Staff Legal Bulletin No. 14 (CF)* (July 13, 2001).

Consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 513 words. In arriving at this calculation, we followed Staff precedent and treated each percentage symbol and dollar sign as a separate word, each hyphenated phrase or compound word as two or more words, counted each number as a single word (although we have not counted each digit within each number as a single word) and counted the website address referenced by the Proponent as a single word. Even if we do not count each percentage symbol and dollar sign as a separate word and count each hyphenated phrase or compound word as a single word, the Proposal still contains 502 words. Since the Proponent's has not revised the Proposal in response to the Company's timely request, the Proposal may be excluded under Rule 14a-8(d) and Rule 14a-8(f)(1) because it exceeds 500 words.

Exclusion of the Proposal Pursuant Rule 14a-8(b)(2)(i) and Rule 14a-8(f)(1)

The Company may also exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal does not include a statement that the Proponent intends to hold the common stock of the Company through the 2012 Annual Meeting under Rule 14a-8(b)(2)(i). Rule 14a-8(b)(2)(i) mandates stockholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders" (the "Undertaking"). In the Proposal, the Proponent indicated that it will maintain the "ownership position of Danaher stock through the date of the 2012 Annual Meeting" but failed to make a similar statement regarding its shares of Company's common stock. We fail to see how the Proponent's statement regarding holding the stock of Danaher Corporation, an unaffiliated entity of the Company, through the 2012 Annual Meeting satisfies the requirements of Rule 14a-8(b)(2)(i).

The Company provided the Proponent with notice of this deficiency in its Defect Letter. The Proponent has not responded to the Company's letter or otherwise attempted to cure the Undertaking deficiency under Rule 14a-8(b)(2)(i). Because this deficiency was not cured within 14 days of the Company having provided the Proponent with the notice of the deficiency via the Defect Letter, the Proposal may be excluded under Rule 14a-8(b)(2)(i) and Rule 14a-8(f)(1).

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials for its 2012 Annual Meeting.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

Attachments

cc: Rev. William Somplatsky-Jarman
Associate for Mission
Responsibility Through Investment
The Board of Pensions of the Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Exhibit A



GENERAL ASSEMBLY MISSION COUNCIL

PRESBYTERIAN CHURCH (U.S.A.)

COMPASSION, PEACE AND JUSTICE

VIA OVERNIGHT DELIVERY

December 5, 2011

Mr. Douglas C. Barnard
Vice President, General Counsel and Secretary
CF Industries
4 Parkway North, Suite 400
Deerfield, IL 60015-2590

RE: 2012 Shareholder Proposal on Sustainability Reporting

Dear Mr. Barnard:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. The General Assembly has been concerned about sustainability issues for over twenty years, and has advocated that corporations embrace sustainability as a corporate goal, and report on their progress toward meeting that goal.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 22 shares of CF Industries common stock. The enclosed shareholder proposal, along with its supporting statement, is being submitted for consideration and action at your 2012 Annual Meeting. In brief, the proposal requests CF Industries to develop a sustainability report, and make it available to shareholders.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held CF Industries shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from Mellon Bank, the master custodian, will be forwarded separately. The Board will maintain the SEC-required ownership position of Danaher stock through the date of the 2012 Annual Meeting. We will have a representative present at the Annual Meeting to present the resolution.

As one of the world's largest corporations, CF Industries should be an industry leader in sustainability thereby setting an example for other corporations to follow.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

We hope that you will respond positively to this resolution through dialogue, and we would look forward to participating in such discussions.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosure: Proposal on Sustainability Reporting

cc: Rev. Brian Ellison, Chairperson
Committee on Mission Responsibility Through Investment
Mr. Conrad Rocha, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Robert C. Reynolds, Executive Presbyter
Presbytery of Chicago

CF INDUSTRIES- REQUEST FOR SUSTAINABILITY REPORT 2012

WHEREAS: We believe tracking and reporting on environmental, social and governance (ESG) business practices makes a company more responsive to a global business environment which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain value from existing ESG / sustainability efforts, identify gaps and opportunities in products and processes, publicize innovative practices, and recruit and retain employees.

Corporate reporting on sustainability is quickly becoming common practice. 79% of Fortune Global 500 companies produce sustainability reports; more than three out of four of these reports are based on the Global Reporting Initiative (GRI) Guidelines. In 2010, approximately 20% of U.S. Fortune 500 companies issued reports using the GRI framework, up from only 5% in 2006, according to the Governance and Accountability Institute.

We are concerned that CF Industries may be falling behind other major companies in disclosure and management of ESG issues. Companies like 3M and General Electric already offer shareholders much of this important information through annual, GRI-based sustainability reports.

Today, comprehensive ESG data on individual companies appears on Bloomberg terminals used by thousands of institutional investors around the world, including signatories to the Principles for Responsible Investment (PRI). PRI launched in 2006 and now has over 900 institutional signatories who collectively manage approximately $25 trillion, and *who publicly pledge to* "incorporate ESG issues into investment analysis and decision-making processes," and to "ask for standardized reporting on ESG issues (using tools such as the Global Reporting Initiative)."

Furthermore, in January 2010, the SEC issued interpretive guidance clarifying that companies should disclose material risks associated with climate change. The sustainability reporting process can help companies to analyze and mitigate these risks.

We believe energy use is one of the most manageable operating costs for many companies. For instance, Johnson & Johnson, has invested approximately $187 million since 2005 in generally low-risk energy efficiency projects and anticipates an average annual return on investment of nearly 19% on these projects.
(http://www.jnj.com/responsibility/ESG/Environment/Climate_Change/Energy_Use_and_Alternative_Energy/).

RESOLVED: Shareholders request that CF Industries issue a sustainability report describing the company's ESG performance including a review of opportunities to increase the energy efficiency of operations. The report (prepared at reasonable cost and omitting proprietary information) should be published within approximately 12 months of CF Industries' 2012 Annual Meeting.

SUPPORTING STATEMENT

We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance and a commitment to continuous improvement in reporting. We encourage the use of the GRI Guidelines (G3). The GRI, considered the gold standard of ESG reporting, provides a uniform structure that helps investors compare ESG performance between companies. The GRI is also a flexible reporting system that will allow CF Industries to ramp up disclosure at its own pace and to report only on the issues that are most relevant and material to the company.

Your vote in favor sends signals our company that it should embrace sustainability, and report fully on its performance.

Exhibit B


BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

December 5, 2011

Mr. Douglas C. Barnard
Vice President, General Counsel and Secretary
CF Industries
4 Parkway North, Suite 400
Deerfield, IL 60015-2590

RE: THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH

Dear Mr. Barnard,

This letter is to verify that the Board of Pensions of the Presbyterian Church (U.S.A.) is the beneficial owner of 22 shares of CF Industries stock as of December 5, 2011. This stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution.

Security Name	**Cusip**	**Ticker**
CF Industries Holdings Inc.	125269100	CF

Sincerely,



Terri Volz
BNY Mellon Asset Servicing
Phone: 412-234-5338
Fax: 412-236-9216
Email: Terri.Volz@bnymellon.com

Cc: Judith Freyer-The Board of Pensions of the Presbyterian Church (U.S.A.)
Mary Elizabeth Pfeil-The Board of Pensions of the Presbyterian Church (U.S.A.)
Donald A. Walker III-The Board of Pensions of the Presbyterian Church (U.S.A.)
William Somplatsky-Jarman- Mission Responsibility Through Investment
Allyn Schadt- Mission Responsibility Through Investment

Exhibit C

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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LOS ANGELES
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December 7, 2011

VIA EMAIL, FACSIMILE AND
OVERNIGHT DELIVERY

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility
Through Investment
The Board of Pensions of the Presbyterian
Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Dear Rev. Somplatsky-Jarman:

I am writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), in connection with your letter (the "Letter") to the Company dated December 5, 2011. The Letter was accompanied by a proposal (the "Proposal") submitted by you on behalf of the Board of Pensions of the Presbyterian Church (USA) (the "Board") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2012 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) and Rule 14a-8(d) under the Exchange Act.

Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the Board must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of your submission of the Proposal and Rule 14a-8(b)(2) requires the Board to provide the Company with a written statement indicating the Board's intention to continue to hold the securities through the date of the Annual Meeting (the "Undertaking"). According to the Company's records, the Board is not a record holder of the Company's stock. Accordingly, Rule 14a-8(b)(2)(i) requires the Board to submit to the Company a written statement from the record owner of the shares the Board beneficially owns verifying its continuous ownership of such stock for the applicable one-year period. While the Letter indicated that the proof of ownership would be forwarded separately by the master custodian, no such proof has been received. Also, the Letter does not include the Undertaking. As a result, the Proposal does not meet the requirements of Rule 14a-8(b).

Additionally, the Proposal does not comply with Rule 14a-8(d).

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that, within fourteen (14) calendar days of your receipt of this letter, you (i) furnish to the Company the written statement regarding continuous ownership and the Undertaking required pursuant to Rule 14a-8(b)(2) and (ii) revise the Proposal to comply with Rule 14a-8(d). For your convenience, a copy of Rule 14a-8 is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares the Board beneficially owns or the Undertaking required pursuant to Rule 14a-8(b)(2) or fail to comply with Rule 14a-8(d), we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,



Richard C. Witzel, Jr.

Enclosure

cc: Douglas C. Barnard
Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Rule 14a-8

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous

year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

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